                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ________________
                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 9)
                               __________________
                               COMSAT CORPORATION
                           (Name of Subject Company)

                                  REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300


                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386     Amount of Filing Fee:  $233,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per
Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $233,901   Filing Parties:  Regulus, LLC and
                                                     Lockheed Martin Corporation

Form or registration no.:  Schedule 14D-1      Date Filed: September 25, 1998

                        (Continued on following page(s))

     This Amendment No. 9 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

     The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 2.   IDENTITY AND BACKGROUND

     Schedule I to the Offer to Purchase ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") is hereby amended to delete the references to Vincent N. Marafino and Allen E. Murray as Directors of Parent. Messrs. Marafino and Murray retired from their positions as Directors of Parent following Parent's Annual Meeting of Stockholders held on April 22, 1999.

ITEM 10:  ADDITIONAL INFORMATION

     Item 10(f) is hereby amended and supplemented by the addition of the following paragraphs thereto:

     On June 9, 1999, Parent issued a press release (and filed a Form 8-K with the Securities and Exchange Commission attaching a copy of the press release) announcing that a bottom-up financial review resulted in a substantial reduction of its current earnings outlook for the remainder of 1999 and 2000. Parent expects lower earnings per diluted share and lower free cash flow for both of these periods. The principal reasons for the revised financial outlook were increased cost growth, reduced production rates and delivery delays on the C-130J program; recent launch vehicle failures; and delays of launches and commercial satellite deliveries. Parent's earnings outlook also excluded most of the previously anticipated portfolio shaping gains.

     Parent's press release contains statements that are considered forward-looking statements under the federal securities laws, including the Private Securities Litigation Reform Act of 1995, including the statements relating to projected future financial performance. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of Parent's future performance and are subject to risks, uncertainties and other important factors that could cause Parent's actual performance or achievements to be materially different from those Parent may project.

                              (Page 3 of 8 pages)

     As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent nature of projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent Parent's estimates and assumptions only as of the date that they were made. Parent expressly disclaims a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of the press release to reflect events or circumstances or changes in expectations or the occurrence of anticipated events.

     In addition to the factors set forth in Parent's other filings with the Securities and Exchange Commission (www.sec.gov), the following factors could affect the forward-looking statements: continued difficulties during space launches or adverse actions resulting from space industry reviews by the U.S. military or the Clinton Administration; the timely resolution of the quota restriction on Proton launches depends on factors outside Parent's control; continued difficulties with cost growth and performance issues relating to the C-130J program; the ability for Space Imaging to timely or successfully launch its second satellite; the ability to achieve or quantify savings for Parent's customers or Parent in Parent's global cost-cutting program; the ability to obtain or the timing of obtaining future government awards, the availability of government funding and customer requirements, economic conditions, competitive environment, timing of awards and contracts; timing of product delivery and launches, customer acceptance and the outcome of contingencies including completion of acquisitions and divestitures, litigation and environmental remediation, Year 2000 remediation, program performance, the ability to consummate the COMSAT transaction. These are only some of the numerous factors which will affect the forward-looking statements in the press release, many of which are difficult to predict.

     On June 14, 1999, Parent issued the press release attached hereto as Exhibit (a)(17) pursuant to which it announced that the Purchaser had extended the Offer until 12:00 midnight, New York City time on Tuesday, August 31, 1999. The press release also notes that the Company's 1999 annual meeting of shareholders at which a proposal to approve the Merger and the Merger Agreement will be submitted to the shareholders of the Company for their approval has been postponed from Friday, June 18, 1999 to Friday, August 20, 1999. The full text of the press release is incorporated herein by reference. The terms of the extended Offer otherwise remain the same as those of the original Offer as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on September 25, 1998. The Offer is being extended because certain required regulatory and shareholder approvals have not yet been obtained.

     According to First Chicago Trust Company of New York, the depositary for the Offer, as of the close of business on June 14, 1999, 10,259,266 shares of Company Common Stock had been validly tendered and not withdrawn pursuant to the Offer. None of these shares were tendered pursuant to notices of guaranteed delivery.

                              (Page 4 of 8 pages)

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following thereto:

          (a)(17)  Text of Press Release issued June 15, 1999.


                              (Page 5 of 8 pages)

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    June 15, 1999



                                    REGULUS, LLC



                                    By:  /s/ Marian S. Block
                                         -------------------------------
                                    Name: Marian S. Block
                                    Title: Vice President



                              (Page 6 of 8 pages)

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    June 15, 1999



                                    LOCKHEED MARTIN CORPORATION




                                    By:  /s/  Marian S. Block
                                         ------------------------------
                                    Name:  Marian S. Block
                                    Title: Assistant Secretary


                              (Page 7 of 8 pages)

                               14D-EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   -----------


(a)(17) Text of Press Release issued June 15, 1999


                              (Page 8 of 8 pages)